                                   FORM U-3A-2


                                 FILE NO. 69-143



                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549





                      STATEMENT BY HOLDING COMPANY CLAIMING
                      EXEMPTION UNDER U-3A-2 RULE FROM THE
                        PROVISIONS OF THE PUBLIC UTILITY
                           HOLDING COMPANY ACT OF 1935







                     EASTERN GAS & WATER INVESTMENT COMPANY
                              OCEAN CITY, MARYLAND

            EASTERN GAS & WATER INVESTMENT COMPANY hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted:

                    1. The name of the claimant is Eastern Gas & Water Investment Company, a corporation organized in the State of Delaware, and located at Ocean City, Maryland. It is a holding company, having totally owned subsidiaries as follows:

                        (a) The Eastern Shore Gas Company (Maryland), a corporation organized in the State of Maryland, whose principal office is located at Ocean City, Maryland. It is engaged in the retail, utility distribution of propane to its customers.

                        (b) Eastern Shore Propane, a corporation organized in the State of Delaware, whose principal office is located at Ocean City, Maryland. It is engaged in the retail sale of bottled propane to its customers.

                        (c) The Chestertown Shorgas Company, a corporation organized in the State of Maryland, whose principal office was located at Chestertown, Maryland. It was formerly engaged in the retail, utility distribution of propane air gas to its customers. This company is currently a shell corporation with no business activity.

                        (d) Eastern Management Services, Inc., a Delaware Corporation, whose principal office was located in King of Prussia, Pennsylvania. It was formerly engaged in management services to its affiliates. This company is currently a shell corporation with no business activity.

                       (e) West Virginia Oil Gathering Corporation, a corporation organized in the State of West Virginia, whose principal office is located in Eureka, West Virginia. It is engaged in truck and pipeline operations.

                    2. The Eastern Shore Gas Company (Maryland) has plants in Snow Hill, Berlin, Ocean City, West Ocean City and Pocomoke City, Maryland, at which propane gas is stored and then distributed and sold to its customers.

                    3. The following information is for the last calendar year (i.e., December 31, 1998) with respect to claimant and each of its subsidiary public utility companies:

                        (a) During the calendar year 1998, the Eastern Shore Gas Company (Maryland) sold 542,265 M.C.F. ($2,572,500) to its retail customers in the state of Maryland.

                        (b) None of the above mentioned subsidiaries distributes any natural or manufactured gas at retail outside of the state in which each company is organized.

                        (c) None of the above mentioned subsidiaries sells natural or manufactured gas at wholesale outside the state in which each company is organized or at the state line.

                        (d) None of the above mentioned subsidiaries purchases natural or manufactured gas outside the state in which each company is organized or at the state line.

                        A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year (i.e., calendar year ending December 31, 1998) together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year is attached hereto as Exhibit A.

                    4. a. through e. -- none of the subsidiaries qualify as an EWG or as a foreign utility.

                        Exhibit C -- Not Applicable.

               The above named claimant has caused this statement to be duly executed on its behalf by its authorized officers on this 10th day of February 1998.


                              EASTERN GAS & WATER INVESTMENT COMPANY


                              BY: Nicolette M. Martinelli
                                  Treasurer



               ATTEST:


               Carolyn A. Park
               Secretary


               Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

               Nicolette M. Martinelli                Treasurer

               5 Radnor Corporate Center, Suite 400
               Radnor, PA  19087

                        EASTERN GAS & WATER INVESTMENT CO
                                 FILE NO. 69-143
                         CONSOLIDATING INCOME STATEMENT
                      FOR THE YEAR ENDING DECEMBER 31, 1998


                                                          WEST
                             EASTERN      EASTERN      VIRGINIA
                              SHORE        SHORE          OIL
                               GAS        PROPANE      GATHERING       EGWIC     CONSOLIDATED
                           -----------  ----------- -------------- ------------ -------------
REVENUE

GAS SALES                   2,572,500      315,884             0                  2,888,385
SERVICE INCOME                337,038            0             0                    337,038
OTHER REVENUE                  52,726       (4,049)      215,284                    263,961
OIL GATHERING                       0            0     2,156,234                  2,156,234
                           -----------  ----------- -------------- ------------ -------------

                            2,962,265      311,836     2,371,517            0     5,645,618

EXPENSES

PRODUCTION EXPENSE             53,411       40,351             0            0        93,762
DISTRIBUTION EXPENSE        1,914,129      150,858             0        1,785     2,066,772
OPERATING EXENSES                   0            0     1,796,338            0     1,796,338
DEPRECIATION                  380,846       72,644       228,900       39,000       721,390
GENERAL & ADMINISTRATIVE      280,317       40,992       126,212          240       447,761
                           -----------  ----------- -------------- ------------ -------------

                            2,628,703      304,846     2,151,450       41,025     5,126,024



EARNINGS BEFORE TAXES         333,562        6,990       220,067      (41,025)      519,594

INTEREST EXPENSE                    0            0       154,472      154,472
STATE INCOME TAX                    0          489         5,904       (5,113)        1,280
FEDERAL INCOME TAX            103,307          714        13,002      (14,564)      102,459
                           -----------  ----------- -------------- ------------ -------------

NET INCOME                    230,255        5,786        46,689      (21,348)      261,383
                           -----------  ----------- -------------- ------------ -------------
                           -----------  ----------- -------------- ------------ -------------


                     EASTERN GAS & WATER INVESTMENT COMPANY
                                 FILE NO. 69-143
                           CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31, 1998


                                                                WEST
                                  EASTER        EASTERN       VIRGINIA
                                   SHORE         SHORE           OIL                          EMS &
                                    GAS         PROPANE       GATHERING        EGWIC       CHESTERTOWN  ELIMININATIONS CONSOLIDATED
                               ------------  -------------  -------------  -----------   -------------- -------------- ------------
           ASSETS

PROPERTY, PLANT AND EQUIP       8,293,072      1,004,619      1,614,910        215,000              0                   11,127,601
ACCUMULATED DEPRECIATION       (2,716,448)      (449,536)      (222,905)                                                (3,388,889)
AQUISITION ADJUSTMENT                            230,000                     1,570,959                                   1,800,959
AMORTIZATION AQUISITION ADJ                     (221,000)                     (547,305)                                   (768,305)

  NET PROP, PLANT & EQUIP       5,576,624        564,083      1,392,005      1,238,654              0             0      8,771,366

CURRENT ASSETS:
CASH AND TEMP. INVESTMENTS     (1,319,853)    (2,536,260)     1,484,394       (124,830)             2                   (2,496,547)
ACCOUNTS RECEIVABLE            (2,707,957)     3,003,182        750,000                                                  1,045,225
INVENTORIES                             0                                                                                        0
UNBILLED REVENUE                  206,669                                                                                  206,669
OTHER CURRENT ASSETS                                              7,823            175                                       7,998
                               ------------  -------------  -------------  -----------   -------------- -------------- ------------
  TOTAL CURRENT ASSETS         (3,821,141)       466,922      2,242,217       (124,655)             2             0     (1,236,655)

DEFERRED CHARGES                                                121,961                                                    121,961
AMORTIZATION OF INTANGIBLES                                       2,775                                                      2,775
INVESTMENTS                                                                    810,967                     (810,867)           100
                               ------------  -------------  -------------  -----------   -------------- -------------- ------------
  TOTAL ASSETS                  1,755,483      1,031,005      3,758,959      1,924,965              2      (810,867)     7,659,547
                               ------------  -------------  -------------  -----------   -------------- -------------- ------------
                               ------------  -------------  -------------  -----------   -------------- -------------- ------------


                     EASTERN GAS & WATER INVESTMENT COMPANY
                                 FILE NO. 69-143
                           CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31, 1998


                                    EASTERN       EASTERN    W. VIRGINIA
                                     SHORE         SHORE         OIL                        EMS &
                                      GAS         PROPANE     GATHERING       EGWIC      CHESTERTOWN  ELIMININATIONS CONSOLIDATED
                                 -----------   ------------ -------------  ------------ ------------- -------------- ------------
COMMON STOCK                          7,500           200           100         8,744             2         7,802        8,744
PREFERRED STOCK                                                             2,799,000                                2,799,000
TREASURY STOCK                                                                (42,376)                                 (42,376)
APIC                                              513,438                                                 513,338          100
RETAINED EARNINGS                 1,492,434       504,093       412,496    (1,084,265)                    289,727    1,035,031
                                 ----------    ----------    ----------    ----------    ----------    ----------   ----------
  TOTAL STOCKHOLDERS' EQUITY      1,499,934     1,017,731       412,596     1,681,103             2       810,867    3,800,499

LONG TERM DEBT                            0             0     2,830,013             0                                2,830,013

CURRENT LIABILITIES:
CURRENT PORTION LONG TERM DEBT            0             0       359,996             0                                  359,996
ACCOUNTS PAYABLE                    171,807         2,239        26,007         5,448                                  205,501
GAS ACCOUNT                          87,624            (0)       87,624
OTHER ACCRUED LIABILTIES             29,867        25,463       122,559        71,724                                  249,613
TAXES ACCRUED:                            0
  PSC GROSS RECEIPTS TAX            (15,289)                                                                           (15,289)
  FEDERAL INCOME TAX                (18,813)      (24,437)       13,378      (121,011)                                (150,883)
  OTHER                             (19,311)       (6,576)       (5,589)       (5,113)                                 (36,588)
                                 ----------    ----------    ----------    ----------    ----------    ----------   ----------
  TOTAL CURRENT LIABILITIES         235,885        (3,311)      516,351       (48,951)            0             0      699,974

DEFERRED INCOME TAXES                19,664        16,584       292,813                                                329,061
                                 ----------    ----------    ----------    ----------    ----------    ----------   ----------
  TOTAL CAPITALIZATION & LIAB     1,755,483     1,031,005     3,758,959     1,924,965             2       810,867    7,659,547
                                 ----------    ----------    ----------    ----------    ----------    ----------   ----------
                                 ----------    ----------    ----------    ----------    ----------    ----------   ----------
